UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10/A

(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

W. R. GRACE & CO.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	65-0773649
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

7500 Grace Drive Columbia, Maryland 21044 (Address of Principal Executive Offices)(Zip Code)

(410) 531-4000
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting Company ☐
(Do not check if a smaller
reporting company)

W. R. GRACE & CO.

FORM 10/A

REGISTRATION STATEMENT

Item 11  Description of Registrant’s Securities to be Registered

                The following description of the capital stock of W. R. Grace & Co. (“Grace”) is a summary of the material terms thereof and is qualified in its entirety by reference to the provisions of the Restated Certificate of Incorporation of Grace (the “Grace Certificate”) and the Amended and Restated By-laws of Grace (the “Grace By-Laws”), copies of which have been filed with the Securities and Exchange Commission.

Authorized Capital Stock

                Under the Grace Certificate, the total number of shares of all classes of stock that Grace has authority to issue is 353 million, consisting of 53 million shares of preferred stock, par value $.01 per share (the “Preferred Stock”) and 300 million shares of common stock, par value $.01 per share (the “Common Stock”).

Common Stock

                The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of the Common Stock exclusively possess all voting power.  Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and, upon liquidation, are entitled to receive pro rata all assets of Grace available for distribution to such holders.

                The transfer agent and registrar for the Common Stock is Mellon Investor Services LLC

Preferred Stock

                The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series, and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.  The Board of Directors has authorized and reserved for issuance 3 million shares of Junior Participating Preferred Stock, par value $.01 per share, of Grace (“Junior Preferred Stock”) for issuance upon exercise of the preferred share purchase rights (the “Rights”).

Rights

                As of March 31, 1998, Grace and The Chase Manhattan Bank entered into a Rights Agreement (the “Rights Agreement”) under which one Right was paid in respect of each share of

Common Stock to the holder of record thereof.  As of March 25, 2008, Grace and Mellon Investor Services LLC, successor as rights agent under the Rights Agreement to The Chase Manhattan Bank, entered into an amendment to the Rights Agreement set forth in the Amended and Restated Rights Agreement (the “Amended Agreement”) pursuant to which each Right entitles the registered holder to purchase from Grace one hundredth of one share of Junior Preferred Stock at a price of $100 per share (the “Purchase Price”), subject to adjustment.

                Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of the then outstanding shares of Common Stock (unless such acquisition is pursuant to a plan of reorganization approved by the bankruptcy court in the Grace Chapter 11 case) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Rights Distribution Date”), subject to the requirements of any direct registration system in which Grace participates, the Rights will be evidenced by the certificates representing shares of Common Stock.  The Amended Agreement provides that, until the Rights Distribution Date (or the earlier redemption or expiration of the Rights) the Rights will be transferred with and only with the shares of Common Stock and, subject to the requirements of any direct registration system in which Grace participates, (i) certificates representing shares of Common Stock will contain a notation incorporating the terms of the Rights by reference, and (ii) the surrender for transfer of any certificates representing shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate.  As soon as practicable following the Rights Distribution Date, subject to the requirements of any direct registration system in which Grace participates, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

                The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock, (ii) upon the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then-current market price of the shares of Junior Preferred Stock or (iii) upon the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).  The number of outstanding Rights and the number of hundredths of a share of Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a split of the Common Stock or a dividend on the Common Stock payable in Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Rights Distribution Date.

                Shares of Junior Preferred Stock that may be purchased upon exercise of the Rights will not be redeemable.  Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of one dollar per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock whenever such dividend is declared.  In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of Common Stock.  Each share of Junior Preferred Stock will have 100 votes, voting together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Junior Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.

                Because of the nature of the dividend, liquidation and voting rights of Junior Preferred Stock, the value of the one hundredth interest in a share of Junior Preferred Stock that may be purchased upon exercise of each Right should approximate the value of one share of Common Stock.

                In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will become void after such person becomes an Acquiring Person), will, after such person becomes an Acquiring Person, have the right to receive upon exercise, in lieu of shares of Junior Preferred Stock, that number of shares of Common Stock having a market value of two times the exercise price of the Right, (such right being referred to as a “Flip-in Right”).  In the event that, at any time on or after the date that any person has become an Acquiring Person, Grace is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

                At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights for Common Stock or Junior Preferred Stock (other than Rights owned by such person or group, which will have become void after such person became an Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock, or one hundredth of a share of Junior Preferred Stock (or of a share of another series of Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1%.  No fractional shares of Junior Preferred Stock will be issued (other than fractions which are integral multiples of one hundredth of a share of Junior Preferred Stock, which may, at the election of Grace, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Junior Preferred Stock on the last trading day prior to the date of exercise.

                At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors may determine, in its sole discretion.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to lower (i) the threshold at which a person becomes an Acquiring Person and (ii) the percentage of Common Stock proposed to be acquired in a tender or exchange offer that would cause the Rights Distribution Date to occur, to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding Common Stock then known to Grace to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

                The Rights will not be exercisable until the Rights Distribution Date; provided however, the Board of Directors may delay exercisability of the Rights in order to effectuate an exchange of stock for Rights, to comply with securities laws, and, when insufficient numbers of Common Stock or Junior Preferred Stock are authorized for issuance upon the exercise or exchange of the Rights, to substitute other securities or property of equivalent value as determined by the Board of Directors.  The Rights will expire on the close of business on March 30, 2018 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Grace.

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Grace, including, without limitation, the right to vote or to receive dividends.

                The foregoing summary of certain terms of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended Agreement, which has been filed as an exhibit hereto.

                The distribution of the Rights should not be taxable under the Internal Revenue Code of 1986, as amended (the “Code”) to Grace or its stockholders.  However, depending upon the circumstances, stockholders of Grace may recognize taxable income under the Code in the event that Rights become exercisable.

Preemptive Rights

                No holder of any stock of Grace of any class has any preemptive right to subscribe to any securities of Grace of any kind or class.

Board Of Directors

                The Grace Certificate and the Grace By-laws provide that the Board of Directors is divided into three classes of directors, with the classes to be as equal in number as possible.  The Grace Certificate and the Grace By-laws provide that, of the directors of Grace, approximately one-third will continue to serve until the next annual meeting of stockholders, approximately one-third will continue to serve until the second following annual meeting of stockholders and approximately one-third will continue until the third following annual meeting of stockholders. The Grace Certificate does not provide for cumulative voting in the election of directors.

Certain Anti-Takeover Provisions

                See “Certain Anti-Takeover Provisions” in the Grace Registration Statement on Form 10 as filed with the Securities and Exchange Commission on March 13, 1998.

Item 15. Financial Statements and Exhibits

(b)	Exhibits

4.1	Amended and Restated Rights Agreement dated as of March 25, 2008 by and between W. R. Grace & Co. and Mellon Investor Services, LLC, as rights agent.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

W. R. GRACE & CO.
(Registrant)

	By	/s/ Mark A. Shelnitz
Mark A. Shelnitz
Secretary

Dated: March 25, 2008